                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                TEAM MUCHO, INC.
                      -------------------------------------
                       (Name of Subject Company (issuer))

                                TEAM MUCHO, INC.
                      -------------------------------------
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                           Common Stock, no par value
                      -------------------------------------
                         (Title of Class of Securities)

                                   878153 10 5
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas Gerlacher
                   Vice President and Chief Financial Officer

                            TEAM America Corporation
                           110 East Wilson Bridge Road
                              Worthington, OH 43085
                            Telephone: (614) 848-3995
         ---------------------------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

                            CALCULATION OF FILING FEE

         ===================================================================================
         Transaction Valuation                                          Amount of Filing Fee
         -----------------------------------------------------------------------------------
         $14,684,571(1)                                                         $2,937  (2)
         ===================================================================================

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,175,492 Common Shares of TEAM America Corporation at $6.75 per share.

(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,937
Form or Registration No.:  Schedule TO-I
Filing Party:              TEAM America Corporation
Date Filed:                November 30, 2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check to following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

------------------------------------------------------------------------------

                                   SCHEDULE TO

         This Amendment No. 1 to the Schedule TO amends and supplements the Schedule TO previously filed on November 30, 2000 relating to an offer by TEAM America Corporation*, an Ohio corporation (the "Company"), to purchase up to 2,175,492 shares of common stock, no par value per share, at a price, net to the seller in cash, of $6.75 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 30, 2000 (the "Offer to Purchase") and the related letter of transmittal, which are herein collectively referred to as the "Offer."

*TEAM America changed its name to TEAM Mucho, Inc. on December 28, 2000.

ITEM 4.           TERMS OF THE TRANSACTION.

                  The Company accepted for payment 1,721,850 shares pursuant to the terms of the offer. The information set forth in the press release attached as Exhibit (a)(8)(B) is incorporated herein by reference.

ITEM 12.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(8)(B) Press Release dated as of January 4, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2001                       TEAM Mucho, Inc.

                                             By:  /s/ Kevin T. Costello
                                                --------------------------------
                                                 Kevin T. Costello, President

                                INDEX TO EXHIBITS

                  (a)(8)(B) Press Release dated as of January 4, 2001.

                                       4